UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                        L-3 COMMUNICATIONS HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  502424104000
                                 (CUSIP Number)

                                    Jennifer
                                      Marre
                                    Secretary


                          Lehman Brothers Holdings Inc.

                    3 World Financial Center, 24th Floor
                                  New York, NY 10285
                                  (212)526-1936
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                     December 15, 1999 and December 21, 1999
             (Date of Event which required Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.
502424104000

1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Lehman Brothers Holdings Inc.
     13-3216325


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)
    [ ]

6)   Citizenship or Place of Organization
     Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    1,251,873

8)  Shared Voting Power
    4,249,154

9)  Sole Dispositive Power
    1,251,873

10) Shared Dispositive Power
    4,249,154

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    5,501,027

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    16.9%

14) Type of Reporting Person
    HC/CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers Inc.
    13-2518466


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [X]

6) Citizenship or Place of Organization
   Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power
   0

8) Shared Voting Power
   1,248,373

9) Sole Dispositive Power
   0

10)Shared Dispositive Power
   1,248,373

11)Aggregate Amount Beneficially Owned by Each Reporting Person
   1,248,373

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    3.8%

14) Type of Reporting Person
    BD/CO

Cusip No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    LB I Group Inc.
    13-2741778


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5) Check Box if Disclosure of Legal Proceedings is Requires
   Pursuant to Items 2(d) or 2(E)
   [ ]

6) Citizenship or Place of Organization
   Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

7) Sole Voting Power
   1,138,911

8) Shared Voting Power
   109,462

9) Sole Dispositive Power
   1,138,911

10)Shared Dispositive Power
   109,462

11)Aggregate Amount Beneficially Owned by Each Reporting Person
   1,248,373

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    3.8%

14) Type of Reporting Person
    CO

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers Capital Partners III,L.P.


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
     OO

5)  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(E)
     [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    3,000,781

8)  Shared Voting Power
    -0-

9)  Sole Dispositive Power
    3,000,781

10) Shared Dispositive Power
    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    3,000,781

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    9.2%

14) Type of Reporting Person
    LP

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers MBG Partners 1997 (A)L.P.


2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]


3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5)  Check Box if Disclosure of Legal Proceedings is Requires
    Pursuant to Items 2(d) or 2(E)
    [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)   Sole Voting Power
     84,344

8)   Shared Voting Power
     -0-

9)   Sole Dispositive Power
     84,344

10)  Shared Dispositive Power
     -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     84,344

12)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [ ]

13)  Percent of Class Represented by Amount in Row 9
     0.26%

14)  Type of Reporting Person
     LP

CUSIP No.
502424104000

1)  Names of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Lehman Brothers MBG Partners 1997 (B) L.P.

2)  Check the Appropriate box if a Member of a Group (see instructions)

     (a)  [x ]
     (b)  [  ]

3)  SEC Use Only


4)  Source of Funds (see instructions)
    OO

5)  Check Box if Disclosure of Legal Proceedings is Requires
    Pursuant to Items 2(d) or 2(E)
    [ ]

6)  Citizenship or Place of Organization
    Delaware

    Number of Shares Beneficially Owned by Each Reporting Person With:

7)  Sole Voting Power
    25,118

8)  Shared Voting Power
    -0-

9)  Sole Dispositive Power
    25,118

10) Shared Dispositive Power
    -0-

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    25,118

12) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    [ ]

13) Percent of Class Represented by Amount in Row 9
    0.08%

14) Type of Reporting Person
    LP

Schedule 13D

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $0.01 (the "Common Stock"), of L-3 Communications Holdings, Inc., a Delaware corporation ("L-3 Communications"). The address of the principal executive offices of L-3 Communications is 600 Third Avenue, 34th Floor, New York, NY 10016.

Item 2.  Identity and Background

This statement is filed jointly on behalf of the following entities:

Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 3 World Financial Center
200 Vesey Street
New York, NY 10285

Holdings through its domestic and foreign subsidiaries is a full-line securities firm and is General Partner of Lehman Brothers Capital Partners III, L.P.

Lehman Brothers Inc., a Delaware corporation ("LBI"),
3 World Financial Center
200 Vesey Street
New York, NY 10285

LBI is a wholly owned subsidiary of Holdings and is the parent of LB I Group
Inc.

LB I Group Inc., a Delaware corporation, ("LB I Group"),
3 World Financial Center
200 Vesey Street
New York, NY 10285

LB I Group is a wholly owned subsidiary of LBI and is the General Partner of Lehman Brothers MBG Partners 1997 (A) L.P. and Lehman Brothers MBG Partners 1997
(B) L.P.

Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners"),
3 World Financial Center
200 Vesey Street
New York, NY 10285

Capital Partners is a limited partnership.

Lehman Brothers MBG Partners 1997 (A) L.P., a Delaware limited partnership ("MBG Partners(A)"),
3 World Financial Center
200 Vesey Street
New York, NY 10285

MBG Partners (A) is a limited partnership.

Lehman Brothers MBG Partners 1997 (B) L.P. a Delaware limited partnership ("MBG Partners (B)"),
3 World Financial Center
200 Vesey Street
New York, NY 10285

MBG Partners (B) is a limited partnership.

The names, residence or business addresses, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

Neither the Reporting Persons nor to the best knowledge of the Reporting Persons any of the persons listed in Appendix A hereto have during the last five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference has been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source of Funds or Other Consideration

         See Item 4.


Item 4.  Purpose of Transaction

On December 15, 1999, Capital Partners distributed to its partners an aggregate of 3,415,219 shares of Common Stock. On December 22, 1999, MBG Partners (A) distributed to its partners an aggregate of 253,015 shares of Common Stock and MBG Partners B distributed to its partners an aggregate of 124,820 shares of Common Stock.

The Reporting Persons intend to continually evaluate L-3 Communications business, prospects, financial condition, the market for the shares, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other factors and future developments which the Reporting Persons may deem relevant from time to time. Depending on same factors, the Reporting Persons may decide, subject to the above referenced agreements, to sell all or part of the shares it holds. Any such acquisition or disposition of shares may be effected through open market or privately negotiated transactions, or otherwise.

Except as set forth in this Item 4, the Reporting Persons does not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) The cover pages hereto are incorporated herein by reference. Currently, the Reporting Persons own an aggregate of 5,501,027 shares of Common Stock: Holdings directly owns 1,251,873 shares of Common Stock; Capital Partners directly owns 3,000,781 shares of Common Stock; LB I Group directly owns 1,138,911 shares of Common Stock; MBG Partners (A) directly owns 84,344 shares of Common Stock; and MBG Partners (B)directly owns 25,118 shares of Common Stock. Such aggregate number of shares represent 16.9% of such class of stock.

Alberto M. Finali, Eliot M. Fried, Robert B. Millard and Alan H. Washkowitz, Directors of L-3 Communications, are also limited partners of Capital Partners. Alberto M. Finali, Robert B. Millard and Alan H. Washkowitz are also limited partners of MBG Partners (A). David J. Brand is a limited partner of MBG Partners (B). Such individuals may be deemed to have shared beneficial ownership of shares of Common Stock held by Capital Partners, MBG Partners (A) and MBG Partners (B). Such individuals disclaim any such beneficial ownership.

(b) Items 7,8,9 and 10 on each of the cover pages hereto are incorporated herein by reference.

(c) LBI and other affiliates in the ordinary course of business as broker dealers, may have purchased and sold shares of Common Stock on behalf of their customers.

(d) Neither the Reporting Persons nor to the best knowledge of the Reporting Persons nor any of the persons listed in Appendix A hereto know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Lehman Brothers over whose shares Lehman Brothers may have investment discretion.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 5(a).

Alberto M. Finali, Eliot M. Fried, Robert B. Millard and Alan H. Washkowitz are Managing Directors of Lehman Brothers Inc. and limited partners of Capital Partners. Alberto M. Finali, Robert B. Millard and Alan H. Washkowitz are also limited partners of MBG Partners (A). David J. Brand is also a Managing Director of Lehman Brothers Inc. and a limited partner of MBG Partners (B).

Item 7.  Material to be Filed as Exhibits.

Exhibit           Description

  -- Form of U.S. Underwriting Agreement among L-3 Communications and U.S. Underwriters named therein, incorporated by reference as Exhibit 1.1 to Registration File No. 333-70125

  -- Form of International Underwriting Agreement among L-3 Communications and International Managers named therein, incorporated by reference as Exhibit 1.2 to Registration File No. 333-70125

App. A            Officers and Directors of the Reporting Persons

App. B            Litigation Summary

App. C Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the 1933 Act

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 23, 1999


LEHMAN BROTHERS HOLDINGS INC.
By:       /s/ Jennifer Marre
          ------------------
Name:     Jennifer Marre
Title:    Vice President and
          Secretary

LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

LB I GROUP INC.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Secretary

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.
By:      /s/ Jennifer Marre
        --------------------
Name:   Jennifer Marre
Title:  Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (A) L.P.
By:  /s/ Jennifer Marre
     ------------------
Name:  Jennifer Marre
Title: Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (B) L.P.
By:  /s/ Jennifer Marre
    ------------------
Name:  Jennifer Marre
Title: Authorized Signatory

                                                                      APPENDIX A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                         BUSINESS ADDRESS

Michael L. Ainslie                             Lehman Brothers Holdings Inc.
Private Investor and former                      3 World Financial Center
President and Chief Executive                       New York, NY 10285
Officer of Sotheby's Holdings

John F. Akers                                  Lehman Brothers Holdings Inc.
Retired Chairman of International                3 World Financial Center
Business Machines Corporation                       New York, NY 10285

Roger S. Berlind                               Lehman Brothers Holdings Inc.
Theatrical Producer                              3 World Financial Center
                                                    New York, NY 10285

Thomas H. Cruikshank                           Lehman Brothers Holdings Inc.
Retired Chairman and Chief                       3 World Financial Center
Executive Officer of Halliburton                      New York, NY 10285
Company

Richard S. Fuld, Jr.                            Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Henry Kaufman                                   Lehman Brothers Holdings Inc.
President of Henry Kaufman &                       3 World Financial Center
Company, Inc.                                         New York, NY 10285

Hideichiro Kobayashi*                           Lehman Brothers Holdings Inc.
General Manager for the Americas                   3 World Financial Center
Nippon Life Insurance Co.                             New York, NY 10285

John D. Macomber                                Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                  3 World Financial Center
                                                      New York, NY 10285

Dina Merrill                                    Lehman Brothers Holdings Inc.
Actress and Director and Vice                      3 World Financial Center
Chairman of RKO Pictures, Inc.                      New York, NY 10285

_____
All above individuals are citizens of the United States except the individual with an * who is a citizen of Japan.

                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS



NAME / TITLE                                           BUSINESS ADDRESS


Richard S. Fuld, Jr.                              Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                3 World Financial Center
of Lehman Brothers Holdings Inc.                       New York, NY 10285

John L. Cecil                                   Lehman Brothers Holdings Inc.
Chief Financial and Administrative Officer         3 World Financial Center
                                                      New York, NY 10285

Thomas A. Russo                                 Lehman Brothers Holdings Inc.
Chief Legal Officer                                3 World Financial Center
                                                      New York, NY 10285




_____
All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                          BUSINESS ADDRESS

Roger S. Berlind                                    Lehman Brothers Inc.
Theatrical Producer                               3 World Financial Center
                                                     New York, NY 10285

Howard L. Clark, Jr.                                Lehman Brothers Inc.
Vice Chairman                                     3 World Financial Center
                                                     New York, NY 10285

Frederick Frank                                     Lehman Brothers Inc.
Vice Chairman                                     3 World Financial Center
                                                     New York, NY 10285

Richard S. Fuld, Jr.                                 Lehman Brothers Inc.
Chairman and Chief Executive Officer               3 World Financial Center
of Lehman Brothers Holdings Inc.                      New York, NY 10285

Harvey M. Krueger                                    Lehman Brothers Inc.
Vice Chairman                                      3 World Financial Center
                                                      New York, NY 10285

Bruce R. Lakefield *                                 Lehman Brothers Inc.
Managing Director                                  3 World Financial Center
                                                      New York, NY 10285

Sherman R. Lewis, Jr.                                Lehman Brothers Inc.
Vice Chairman                                      3 World Financial Center
                                                      New York, NY 10285

_____
Above individuals are citizens of the United States except the individual with an * who is a citizen of the United Kingdom.

                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS



NAME / TITLE                                           BUSINESS ADDRESS


Richard S. Fuld, Jr.                                  Lehman Brothers Inc.
Chairman and Chief Executive Officer                3 World Financial Center
of Lehman Brothers Holdings Inc.                       New York, NY 10285

John L. Cecil                                        Lehman Brothers Inc.
Chief Administrative Officer                       3 World Financial Center
                                                      New York, NY 10285

Thomas A. Russo                                      Lehman Brothers Inc.
Chief Legal Officer                                3 World Financial Center
                                                      New York, NY 10285

David Goldfarb                                       Lehman Brothers Inc.
Chief Financial Officer                            3 World Financial Center
                                                      New York, NY 10285
_____
All above individuals are citizens of the United States.

                                 LB I GROUP INC.

                               BOARD OF DIRECTORS



NAME / TITLE                                           BUSINESS ADDRESS


Eliot Fried                                          Lehman Brothers Inc.
Managing Director                                  3 World Financial Center
                                                      New York, NY 10285

David Goldfarb                                       Lehman Brothers Inc.
Managing Director                                  3 World Financial Center
                                                      New York, NY 10285

Allan S. Kaplan                                      Lehman Brothers Inc.
Managing Director                                  3 World Financial Center
                                                      New York, NY 10285

Rocco F. Andriola                                    Lehman Brothers Inc.
Managing Director                                  3 World Financial Center
                                                      New York, NY 10285


_____
Above individuals are citizens of the United States.

                                                                      APPENDIX B

Fulco v. Continental Cablevision. This civil action was brought in the United States District Court for the District of Massachusetts alleging a violation of Rule 10b(5) for a material omission in the disclosure documents related to a 1989 partnership roll-up in which Shearson Lehman Brothers rendered a fairness opinion. The jury rendered a verdict in 1993 jointly against Shearson Lehman Brothers and Continental Cablevision, the issuer, for a total of $4.6 million. The case was settled shortly thereafter.

Lehman Brothers has been involved in a number of civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Each of these proceedings was settled by Lehman Brothers consenting to the entry of an order without admitting or denying the allegations in the complaint. All of such proceedings are reported and summarized in the Schedule D to Lehman Brothers Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

                                                                      APPENDIX C

Pursuant to Rule 13d-1(k)(1) of the Securities and Exchange Commission, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto shall be, filed on behalf of each of us.

Dated:  December 23, 1999


LEHMAN BROTHERS HOLDINGS INC.
By:    /s/ Jennifer Marre
       -------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

LEHMAN BROTHERS INC.
By:  /s/ Jennifer Marre
     ------------------
Name:  Jennifer Marre
Title: Vice President and
       Secretary

LB I GROUP INC.
By:  /s/ Jennifer Marre
    -------------------
Name:  Jennifer Marre
Title: Secretary

LEHMAN BROTHERS CAPITAL PARTNERS III, L.P.
By:    /s/ Jennifer Marre
       -------------------
Name:  Jennifer Marre
Title: Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (A) L.P.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Authorized Signatory

LEHMAN BROTHERS MBG PARTNERS 1997 (B) L.P.
By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Authorized Signatory